Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	RANDGOLD RESOURCES LIMITED

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	X

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):iv

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	9 May 2011

6. Date on which issuer notified:	10 May 2011

7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone above 13%

8. Notified details:

A: Voting rights attached to shares viii, ix

Situation previous
to the triggering
	transaction		Resulting situation after the triggering transaction
Number
	Number	of	Number	Number of voting
Class/type of shares	of	Voting	ofshares	rights		% of voting rights [x]
if possible using the ISIN CODE	Shares	Rights	Direct	Direct xi	Indirect xii	Direct	Indirect
GB00B01C3S32	11,242,327	11,242,327	N/A	N/A	11,835,333	N/A	13%
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Number of voting
rights that may be
acquired if the
	Expiration	Exercise/	instrument is	% of voting
Type of financial instrument	date xiii	Conversion Period xiv	exercised/ converted.	rights
C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction

Exercise/
	Exercise	Expiration date	Conversion period	Number of voting rights
Type of financial instrument	price	xvii	xviii	instrument refers to	% of voting rights xix, xx

Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights

11,835,333	13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

BlackRock Investment Management (UK) Limited — 11,835,333 (13%)

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock International Threshold Reporting Team

14. Contact name:	Andrew Manchester

15. Contact telephone number:	020 7743 5773

Annex: Notification of major interests in sharesxxii

A: Identity of the persons or legal entity subject to the notification obligation

Full name
(including legal form of legal entities)	BlackRock Inc

Contact address
(registered office for legal entities)	33 King William Street, London, EC4R 9AS

Phone number & email	020 7743 5773

Other useful information
(at least legal representative for legal persons)	Andrew Manchester

B: Identity of the notifier, if applicable

Full name	D J Haddon

Contact address	3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands

Phone number & email	+44 1534 735 444 dhaddon@randgoldresources.com

Other useful information
(e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information